UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 10, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

General Maritime Corporation

File No. 001-34228 - CF#28112

General Maritime Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 15, 2012.

Based on representations by General Maritime Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.112	through November 17, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel